[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

November 26, 2004	David R. Decker 213.687.6778 Fax: 213.341.6778 ddecker@lordbissell.com

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	CardioVascular BioTherapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Registration No. 333-119199

Ladies and Gentlemen:

Enclosed for filing on behalf of CardioVascular BioTherapeutics, Inc., Amendment No. 1 to the Registrant’s Registration Statement on Form S-1. A copy of the manually signed amendment will be maintained on file at the Registrant for five years. In order to assist the Division of Corporation Finance’s review of Amendment No. 1, we wish to provide the following responses to comments raised in the Staff letter, dated October 20, 2004, from Jeffrey Reidler, Assistant Director, to Daniel C. Montano, Chief Executive Officer of the Registrant.

The balance of this letter is organized in accordance with captions set forth in Mr. Reidler’s letter. By overnight courier, we are also providing five courtesy copies of the Amendment marked to show changes. The location of the responses to the comments will be annotated in the margin of the courtesy copies of the Amendment. Unless otherwise noted, all page references are to pages contained in the Prospectus which is a part of the Amendment. Except in connection with the response to the first comment, use of “we” or “our” in the responses to comments refers to the Registrant.

Form S-1

General

1.	We note that you made a Regulation D filing on October 14, 2004. Please provide us with a legal analysis supporting your determination that the offering is not required to be integrated with this offering.

The Regulation D filing made on October 14, 2004, related to the completed offering of the Registrant’s Series IIa Convertible Note (“Series IIa Note”) offering. That offering was completed and closed on August 27, 2004, as disclosed in the Part II, Item 15, of the Registration Statement.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

The Form D filing was late through inadvertence. You will note that the Form D was signed by the Registrant’s Chief Financial Officer on May 25, 2004, which date was within 15 days of the first sale of a Series IIa Note. Copies of the state filing acknowledgements in our files reflect that a Form D was timely filed in the states of Alaska (June 1), Arizona (May 28), California (May 28), Idaho (May 28), Nevada (May 28), New Jersey (June 7), Ohio (June 9), Pennsylvania (May 28), Texas (June 7), Virginia (May 28), Washington (May 28) and New York (June 25) and later filed in Oregon (September 17) (the only states in which sales were made). Only recently discovered inadvertence explains why the Form D was not filed with the Commission in May 2004 at about the same time it was filed with the above states.

We have reviewed the sales process for the Series IIa Notes. There were 19 investors who were U.S. persons and one who was a non-U.S. person. All investors received disclosure about the Registrant’s business and had the opportunity to have all questions answered. All investors represented to the Registrant that they were accredited investors as contemplated by Rule 501 of Regulation D. All investors signed and delivered to the Registrant subscription agreements representing to the Registrant, among other things, their respective intent to purchase the Series IIa Notes for investment purposes only and not with a view to resale or distribution. Appropriate restrictive legends were placed on the Series IIa Notes.

With the exception of timely filing of the Form D with the Commission, we conclude that the sale process for the Series IIa Notes met the requirements of Rule 506 of Regulation D for private offerings to accredited investors. Furthermore, we conclude that, under the circumstances, the sale meets the requirements for a private offering under Section 4(2) of the Securities Act of 1933, as amended.

Thus, and based on the fact that the Series IIa Note offering was closed by the Registrant on August 27, 2004, pursuant to Commission Rule 152 which states that the filing of a registration statement subsequent to an offering otherwise exempt from section 4(2) registration does not vitiate the exemption provided by the section 4(2) private offering exemption, and staff interpretations thereof such as the Verticom, Inc. (avail. Feb. 12, 1986), Black Box Incorporated (avail. June 26, 1990) and Squadron, Ellenoff, Pleasant & Leher (avail. Feb. 28, 1992) no-action letters, we conclude that the Series IIa Note offering should not be integrated with the offering described in the Registration Statement. Further, it is our view that the Series IIa purchasers are all sophisticated accredited investors that are capable of fending for themselves and do not need the protections afforded under the Securities Act. Therefore, there is no purpose served by integrating the offering to such purchasers with the registered offering.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

2.	We note you plan to price your stock at $10 per share. We also note the amount registered in the registration fee table appears to be based on a share price greater than $10. Please explain why the proposed maximum aggregate offering price and registration fee are not based on $10. Additionally, given that you have set the offering price at $10, please complete the tables on the cover page and on page 61. We may have further comments if you revise your offering price.

We calculated the maximum aggregate offering price and the registration fee based on $11 per share. We did that to allow for flexibility in pricing if that were to be needed, although it has always been the Registrant’s expectation that the price would be $10 per share. We have completed the tables on the cover page and on page 63 of the Amendment.

3.	We note your references to “Phase I/II” clinical trials throughout your filing. Please confirm that your Phase I/II trials are designed to meet all of the requirements of Phase II clinical trials. Specifically, we note that phase II trials typically involve administering the product under development to 100-300 participants and allow for the evaluation of the effectiveness of the drug and determine the short-term side effects and risks. Has the FDA agreed that your study is designed to meet the requirements of Phase II trials? If your study is not designed to meet all requirements of FDA approved Phase II clinical trials, then please delete the references to “Phase I/II” and replace the references with the term “Phase I” and explain that the trials are designed to provide information related to the effectiveness of your product candidate.

We have deleted all references that this is a Phase I/II clinical trial and have replaced it with the term “Phase I” trial. Our current clinical trial does contain elements of a Phase II trial including: 1) we are conducting our current trial in the target patient population (no-option heart patients) and not normal volunteers, and 2) we are collecting efficacy data at different doses of the drug that will allow us to select the best treatment dose. However, the FDA sees our current trial as primarily a safety study and thus it is more appropriate to designate it a Phase I study.

4.	Please explain to us the methodologies being followed that you believe justify characterizing the trials as “Phase I/II.” Which components of a Phase II trial are included?

Please see Response to Comment 3 above.

5.	Additionally, clarify whether the FDA reviewed the earlier trials conducted by Dr. Stegmann to determine the metabolism, pharmacologic effects and side effects associated with increasing doses.

The FDA has reviewed the earlier studies of Dr. Stegmann. A detailed report of Dr. Stegmann’s studies was submitted to the FDA as part of the Investigational New Drug (IND) application for our drug.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

We note this on page 35 of the Amendment.

Prospectus Inside Front Cover Page

6.	Please remove the graphics on both the front an back inside front cover pages from your filing. The technology and level of detail in these images could cause investors to assume that your product has been approved and is already in use. If you plan to include any other graphics in your filing, please provide us proofs of them.

We have removed the graphics on both the front and inside back pages from the Registration Statement.

Table of Contents page

7.	Please relocate the paragraph after the table of contents so it appears somewhere after the risk factors. It is not required by Item 502 of Regulation S-K.

We understand that the paragraph beneath the table of contents is not required by Item 2 to Regulation S-K. However, we prefer to leave it there. We note that various versions of that paragraph have been located on the table of contents page by other registrants in recent effective registration statements. See, for example, the prospectus for Provide-Commerce of December 17, 2003 and the prospectus for Google of August 18, 2004.

Prospectus Summary, page 1

8.	Your Summary discusses only the positive aspects of your business, product, prospects, and strategy. We further note that much of it focuses on your plans for Cardio Vascu-Grow, which is only in Phase I/II trials. Please balance the disclosure by discussing the difficulties your company faces and the hurdles you must overcome to achieve each of the strategy objectives listed. You should include, among other things, the fact that you have never earned any revenues and do not expect to become profitable for at least the next several years, the amount of your accumulated deficit, and the fact that only a small number of research and development programs ultimately result in commercially successful drugs (as stated in a risk factor on page 6).

We have revised the Summary to accord with the suggestions in this comment.

Please see page 1 of the Amendment.

9.	Our understanding is that although the terms “cardiovascular disease” and “coronary artery disease” are sometimes used interchangeably, “cardiovascular disease” is technically a general description for several specific heart-related diseases, one of which is coronary artery disease.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

•	Unless you believe Cardio Vascu-Grow can potentially treat all cardiovascular diseases, you should revise the first sentence in the “Our Business” discussion and the entire “Our Target Market” discussion to refer only to the specific diseases you believe it can treat.
•	You should also make it clearer in your Summary that the current Phase I/II trials address only coronary artery disease.
•	We note the $170 billion figure mentioned in the “Our Target Market” discussion applies to “hospital costs, medical professional services and drug costs to treat cardiovascular disease.” Please (a) replace this figure with a figure representing the market for only the specific diseases you believe your product can potentially treat, (b) include only the “drug costs” portion of the market size since your product is a drug, and (c) state the market size for drugs treating coronary artery disease, which is the indication targeted by the current Phase I/II trials. Cite your sources for all of this information.

As to the first bullet, we have qualified the description of the cardiovascular disease the company is focused on. Also, we have clarified the distinction between “cardiovascular disease” and “coronary heart disease” and that our current clinical trial and target market is coronary heart disease in no-option heart patients. Please see page 1 of the Amendment.

As to the second bullet, we have revised the Summary in accordance with this comment. Please see page 1 of the Amendment.

As to the third bullet, we have removed reference to $170 billion dollars and have modified the “Our Target Market” discussion accordingly. Please see page 2 of the Amendment.

10.	Please remove the discussion of the clinical trials in Germany from your Summary. Discussions of results from preliminary trials should be reserved for the Business section, where the results can be placed in context. In that regard, where you discuss these trials on page 33, please provide measurements for the control group as compared to the group actually receiving the medication, and disclose what statistical analysis was performed and the degree of statistical significance found as measured by the p-values obtained. Provide this information for each finding you mention.

We have revised the Summary in accordance with this comment. Please see page 1 of the Amendment.

In addition, in the discussion of the trials in “Business”, we have disclosed that we believe the results to be statistically relevant on page 34 of the Amendment. All the clinical results had p values <0.05. Statistical analysis was performed using a paired student’s t-test and a p value less than 0.05 was considered statistically significant by the scientists involved in the trials.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

However, we feel that a discussion on the actual statistical method that was employed to demonstrate significance in the trial, as well as the inclusion of the actual p-values, would be of such a technical nature as to be meaningless, if not confusing, to most investors. We also indicate in this section that in the second clinical trial in Germany (sole therapy trial), the inclusion of a placebo group was not permitted for ethical reasons as surgery is involved.

Please see page 34 of the Amendment.

Summary Financial Data, page 4

11.	Please disclose the reasoning for presenting the pro forma basic and diluted loss per common share amounts and the adjustments made to arrive at the amounts. This comment also applies to Selected Financial Data on page 23.

We have removed from Summary Financial Data the information discussed in this comment. We have likewise removed it from Selected Financial Data.

Please see pages 4 and 23 of the Amendment.

Risk Factors

12.	If any participants in your clinical trials or the clinical trials conducted by Dr. Stegmann experienced any adverse side effects, please include a separate risk factor disclosing all adverse side effects.

No adverse side effects due to the administration of our drug were noted in either the German clinical trials or in the U.S. trials to date.

We have a history of losses and expect to incur substantial losses... page 5

13.	We note your statement that you believe your cash, cash equivalents and proceeds from this offering will be sufficient to last through the end of 2006. Please state whether this statement assumes the notes are converted to common stock. If it assumes the notes are converted to common stock, please indicate how long your cash, cash equivalents and proceeds are expected to last if the notes are not converted to common stock.

We have revised this risk factor to include the information suggested in this comment.

Please see page 5 of the Amendment.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

If we continue to incur operating loss for a period . . . . page 5

14.	Please divide this risk factor into two risk factors: one addressing the consequences of not obtaining sufficient capital and the other addressing the negative consequences of obtaining capital, such as dilution. It may be appropriate to combine the second risk factor with “New investors will experience immediate and substantial dilution . . .” on page 15.

We have divided and revised this risk factor as you have suggested.

Please see page 6 of the Amendment.

If we have to pay off our convertible notes . . . . page 6

15.	Please disclose the amount of accrued and unpaid interest on the notes as of the most recent practicable date. To the extent you are able, update this amount with each amendment to your filing during the course of our review.

We have included the accrued and unpaid interest on the notes as of November 15, 2004 and have indicated what the per day accrual thereafter would be. We will update the accrual number to the most recent practicable date in any future amendments and the final prospectus.

Please see page 6 of the Amendment.

We may not receive regulatory approval for Cardio Vascu-Grow, page 6

16.	Please discuss your dependence on independent clinical investigators in a new, separate risk factor. If you are substantially dependent on any one investigator or on a small number of investigators, you should (a) identify the investigator(s), (b) file any written agreement you have with them, and (c) discuss the material terms of the agreement in your Business section.

Our dependence on independent clinical investigators has been included in this risk factor pursuant to your suggestion. The Clinical Research Services Agreement between Clinical Cardiovascular Research, LLC (“C2R”) and the Registrant is included as Exhibit 10.9 with the original filing. The agreement with C2R has been further discussed in the “Business” section.

Please see pages 8 and 36 of the Amendment.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

17.	Also, if you have actually experienced any of the difficulties you describe in this risk factor, please discuss the situation.

To date, we have not experienced any of the difficulties itemized in this risk factor.

If we are unable to retain and recruit qualified Scientists . .. . . page 7

18.	This risk factor, the risk factor that follows it, and the risk factor entitled “We have no marketing experience . . .” on page 9 seem to overlap. Please consolidate these risk factors, or revise them so it is clear they are addressing distinct risks.

We have revised and relocated these risk factors consistent with this comment.

Please see page 8 and 10 of the Amendment.

19.	Identify all employees you consider to be key.

We have identified our key employees and other personnel in this risk factor.

Please see page 8 of the Amendment.

20.	We note your statement on page 38 that you have eight scientists under month-to-month contract and your statement on page 43 that you have a total of five employees. Are your scientists considered consultants? Are there any risks associated with their status as consultants? For example, do they devote all of their time to development activities related to your product candidate? Is there any risk that they may become unavailable or may go work for a competitor?

With the exception of Thomas Stegmann, M.D., our Chief Clinical Officer, and John W. Jacobs, Ph.D., our Chief Operating Officer, all of our scientists are consultants. We see no material risks associated with their status as consultants. Were our consultant-scientists to go to work for a competitor, unless they chose to breach their duties of confidentiality to us, we do not believe there will be any substantial risk occasioned by that event.

If we are unable to recruit and retain key personnel . . . . page 7

21.	If you have experienced problems recruiting or retaining personnel, please revise to discuss the problems you have experienced. If there are any factors relating to your industry or your company that make recruiting or retaining employees particularly difficult, please revise to discuss these factors.

We have experienced no problems recruiting or retaining personnel. Thus, we have made no revisions to this risk factor.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

Prior activities of our Chief Executive Officer . . . . page 7

22.	If Mr. Montano’s past has actually caused material harm to your business, for example by impeding your ability to form a needed business relationship, please discuss the situation.

Mr. Montano’s past has not actually caused material harm to the business of the Registrant. Thus, there is no revision to this risk factor based on this comment.

23.	Please disclose that Mr. Montano was subject to a cease and desist order and explain the consequences. Similarly, revise the discussion of Mr. Montano’s previous experience in the “Management” section.

The requested information has been included in this risk factor at page 8 of the Amendment, and also under Mr. Montano’s biography in the “Management” section at page 46 of the Amendment.

24.	Quantify the percentage of the voting that Mr. Montano controls.

The voting percentage which Mr. Montano controls has been added in response to this comment.

Please see page 8 of the Amendment.

Our principal executive officers, including our Chief Executive Officer . . . . page 8

25.	Please revise to state that the officers may not have sufficient time to devote to your operations and any other potential consequences.

This risk factor has been revised in response to this comment.

Please see page 9 of the Amendment.

Our relationship with Phage Biotechnology Corporation . . . . page 8

26.	If the conflicts of interest discussed in this risk factor have materialized and caused harm to your business in the past, please discuss the situation. Also, disclose in the “Prospectus Summary” section the issues related to conflicts of interest.

The conflicts of interest discussed in this risk factor have not materialized or caused any harm to Registrant’s business. The Summary has been expanded to discuss the conflicts of interest issues relating to Phage.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

Please see page 1 of the Amendment.

27.	Identify your officers and directors that hold voting control of 41.20% of Phage. Have these officers and directors entered into any voting agreements that require them to vote together? If they have, please include a discussion of these agreements.

We have identified the officers and directors that hold voting control of 41.20% of Phage. These officers and directors have no voting agreement.

Please see page 9 of the Amendment.

We do not have manufacturing capability . . . . page 9

28.	Please disclose when your supply agreement with Phage expires. Also, if Phage can terminate the agreement at will, disclose that fact.

We have expanded this risk factor in accordance with this comment. Please see page 10 of the Amendment. We do not believe that Phage can terminate the agreement at will.

We may encounter delays or difficulties in our Cardio Vascu-Grow . . . . page 10

29.	Please move this risk factor so that it follows “We may not receive regulatory approvals for Cardio Vascu-Grow,” which begins on page 6. As these two risk factors overlap somewhat, please eliminate any duplicative disclosure.

This risk factor has been relocated as suggested and duplicative disclosure has been eliminated.

Please see page 7 of the Amendment.

Cardio Vascu-Grow is our only drug product . . . . page 11

30.	Please move this risk factor so that it follows “If we have to pay off our convertible notes after this offering . . .” on page 6. Also, please consider combining this risk factor with “Because the development of Cardio Vascu-Grow . . .” on page 6.

This risk factor has been revised and relocated per the suggestions of this comment.

Please see page 6 of the Amendment.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

31.	If you are aware of any parties infringing on your patents or if you are aware of any claims that you are infringing on the patents held by third parties, please revise to disclose this information.

We are not aware of any parties infringing on any of our patent rights; nor are we aware of any claims that we are infringing on the patent rights of third parties. The disclosure has been expanded to discuss certain other risks.

See page 13 of the Amendment.

Competition and technological change may make . . . . page 13

32.	Please identify your principal competitors and the products that will compete with yours. State which phase of clinical development the competing products are in, or if they are already approved, so state.

This risk factor has been revised in accordance with this comment.

Please see page 13 of the Amendment.

Even if we receive FDA approval to market Cardio Vascu-Grow . . . . page 13

33.	Please combine this risk factor with “If physicians and patients do not accept products for which we obtain marketing approval . . .” on page 10.

This risk factor has been revised as suggested by this comment.

Please see page 11 of the Amendment.

Our principal stockholders have significant voting power . . . . page 14

34.	We note your statement that these stockholders plan to act together. Have these parties signed a voting agreement? If they have, please file the agreement as an exhibit to the registration statement and disclose this information in the registration statement.

The parties described in this risk factor have signed a voting agreement and it was filed as Exhibit 9 with the Registration Statement. This risk factor has been revised to reflect the existence of the Controlling Stockholders Agreement.

Please see page 15 of the Amendment.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

Anti-takeover provisions in Delaware law could discourage a takeover . . . . page 15

35.	Please revise this risk factor heading and discussion to disclose that an additional consequence to investors is that the anti-takeover provisions may prevent or frustrate any attempt by shareholders to change the direction or management of the company.

This risk factor heading and discussion has been revised in accordance with this comment.

Please see page 15 of the Amendment.

New investors will experience immediate and substantial dilution . . . . page 15

36.	Please revise this risk factor to explain that investors who purchase shares will:

•	Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
•	Contribute % of the total amount to fund the company but will own only % of the outstanding share capital and % of the voting rights.

This risk factor has been revised in accordance with the suggestions in this comment.

Please see page 6 of the Amendment.

In selling our convertible notes, we may have violated . . . . page 15

37.	Please briefly disclose why your counsel believes the availability of exemptions cannot be determined with legal certainty, and disclose your total potential liability if the securities sales were to be rescinded.

The disclosure in this risk factor has been expanded as suggested in this comment.

Please see page 15 of the Amendment. Also see page II-2 and II-3 of Part II of the Amendment.

This is First Dunbar Securities’ first initial public offering . . . . page 16

38.	We note that “First Dunbar’s limited experience may adversely affect the pricing of the offering and the liquidity of the common stock.” Please revise this sentence so it more clearly explains the risk to investors. For example; are you saying the offering price might be too high, in which case it will be difficult for investors to earn a gain on the stock? How will First Dunbar’s limited experience affect the stock’s liquidity? Also, revise the heading for this risk factor so that it clearly identifies the risk being described.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

This risk factor has been revised to more clearly explain the risk to investors relating to too high of an offering price. However, we believe that it would be misleading to focus investors on any other particular aspect of the offering that may be affected by First Dunbar’s lack of experience with respect to initial public offerings. Nonetheless, we believe it is important that investors be apprised of such lack of experience because inexperience does occasionally lead to errors that a more experienced underwriter might not make. However, it is impossible to predict if and how such inexperience will manifest itself. As First Dunbar will not be acting as a market-maker, the Registrant believes that First Dunbar will have no material affect on Registrant’s liquidity.

        Please see page 16 of the Amendment.

Use of Proceeds, page 18

39.	Please revise your use of proceeds discussion to include a dollar amount that you intend to allocate to each of the uses identified.

Use of Proceeds has been revised to include dollar amounts.

Please see page 18 of the Amendment.

40.	We note that you intend to allocate 61% of the proceeds for the ongoing clinical trial. Please clarify if this is just the Phase I/II trial you discuss throughout your documents or if it includes the Phase III clinical trials you will perform after completion of the currently ongoing trial. Your discussion should identify what phases you anticipate you will be able to complete with the expected proceeds.

We have revised the allocation of proceeds as requested.

Please see page 18 of the Amendment.

41.	Please more specifically identify the research and development studies you expect to perform with these proceeds. For example, are you referring to the preclinical animal studies discussed on page 2?

The disclosure has been expanded to be responses to this comment.

Please see page 18 of the Amendment.

42.	We note your statement on page 24 that you expect to incur additional research and development expenses of approximately $13 million to $15 million relating to Cardio Vascu-Grow. This is significantly more than the proceeds you have allocated to research and development. Please revise to indicate what research and

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

development activities you expect to be able to complete with the proceeds allocated to this use and what additional activities you will need to perform.

We have revised the Use of Proceeds table to be specific as to what we expect to spend it on. Additionally, we have updated the amounts in MD&A regarding our estimate of future costs to gain approval to commercialize Cardio Vascu-Grow.™

Please see pages 18 and 25 of the Amendment.

43.	In a risk factor on page 15, you state that some convertible notes were originally issued as late as August 2004, and based on that risk factor it appears that those notes are the same ones you might be required to redeem with the proceeds from this offering. Therefore, you should disclose the notes’ interest rate and describe the use of proceeds from the issuance of the notes. See Instruction 4 to Item 504 of Regulation S-K.

We have revised the disclosure in Use of Proceeds according to this comment.

Please see page 18 of the Amendment.

44.	Please explain how you will allocate the proceeds from the offering if your note holders elect not to convert their notes and you are not able to raise additional funds within the next 18 months.

We have revised the disclosure in use of proceeds in accordance with this comment.

Please see page 18 of the Amendment.

Capitalization, page 19

45.	Please disclose why you believe the convertible preferred stock will be converted to common stock within 30 days of the offering.

We have included information as to why we believe that the convertible stock will be converted into common stock.

Please see page 19 of the Amendment.

46.	The pro forma as adjusted increase in stockholders’ deficit was $15.7 million on page 20. Please tell us why the increase does not approximate the expected net offering proceeds of $17.1 million.

The difference between the expected net proceeds from the offering and the Pro Forma As Adjusted increase in stockholders’ equity is due to deferred financing costs. We have

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

included this statement in the prospectus as a footnote to “Total Stockholders’ (Deficit)” under the section “Capitalization.”

Please see pages 19 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

47.	For periods presented, please quantify the effect of each of the causal factors that you cite for material changes in your financial statement amounts (i.e. Research and development expenses: due to an increase in clinical trial activity and research studies; General and administrative expenses: The increase resulted from an increase in travel, lab supplies, professional fees, office expenses and payroll . . .), as addressed in Financial Reporting Codification Section 501.04.

We have revised results of operations in accordance with this comment.

Please see pages 26 and 27 of the Amendment.

Liquidity and Capital Resources, page 27

48.	Your analysis of cash flow activities merely recites information presented in the consolidated statements of cash flows. Please revise the discussion to explain the significant variations in the line items between the periods presented. See the SEC’s guidance regarding management’s discussion and. analysis of financial condition and results of operations (Release No. 33-8350).

We have revised the cash flow discussion in accordance with this comment.

Please see pages 28 and 29 of the Amendment.

Business

49.	Please revise all discussions of results of clinical trials to indicate whether the results are statistically significant.

Discussions of the result of the clinical trials have been revised to state whether the results are statistically significant. As mentioned in our response to comment 10, we do not believe the disclosure of p-values would be meaningful to investors.

Please see page 34 of the Amendment.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

As stated above in Response to Comment 10, all of the clinical trial results we report from Germany were of statistical significance (p values < 0.05), but because of the technical nature of statistical analyses, we have not included a detailed discussion on this topic.

50.	Please revise to include a discussion of your agreement with Dr. Stegmann. The discussion should describe all the material terms of the agreement including:

•	Amounts paid to date;
•	Royalty provisions, including any minimum royalty provisions;
•	Term and termination provisions; and
•	Any other terms considered material:

The discussion regarding the agreement with Dr. Stegmann has been revised in accordance with this comment.

Please see page 34 of the Amendment.

51.	Similarly, include in the “Business” section a discussion of the material terms of all of your material agreements. We note that many of them are discussed in the section titled “Related Party Transaction” but they should also be discussed in the “Business” section.

The discussions in “Business” has been revised to include the material terms of all our material agreements. These revisions are found throughout the “Business” section.

Please see pages 34, 36, 37, 39, 40, 41, 42 and 45 of the Amendment.

Clinical Trials, page 34

52.	We note you discuss “some of early results disclosed by the University of Cincinnati Medical Center” pertaining to the ongoing Phase I/II clinical study. Please state how many patients these results from UCMC are based on, how long the patients at that site have been taking the drug, and that subsequent trials may not confirm these early results.

We have indicated on page 35 the number of patients who have received the drug at the University of Cincinnati, for how long, and that subsequent trials may not confirm these early results.

53.	We note that you “anticipate that the final results from this FDA authorized Phase I/II clinical trial will be similar to the human results achieved in Dr. Stegmann’s first two human clinical trials in Germany the

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

late 1990s.” Please disclose the basis for this expectation. For example, are the trials similar in terms of endpoints, number of patients, dosage, etc.?

Reference to our anticipation regarding the final results has been clarified as suggested in this comment.

Please see page 36 of the Amendment.

54.	Please remove from your filing the statements on pages 34 and 35 that you “could have permission to sell Cardio Vascu.Grow in the United States by mid-2007.” Even though you include qualifying language, it is not appropriate to make predictions about the timing of FDA approval. On a related note, please disclose in your filing your basis for stating on page 35 that you “estimate approvals in Europe will take from 12 to 18 months, depending on the country,” and discuss the process you will need to follow to obtain regulatory approval in Europe.

Reference to our expectation that we could have permission to sell in the United States by mid-2007 has been removed per this comment. We have also revised the disclosure regarding approvals in Europe per this comment.

Please see page 36 of the Amendment.

55.	Please disclose whether you will need to obtain separate FDA approval for the catheter delivery method, or whether approval of the drug itself would also authorize this delivery method. If you will need separate approval, briefly describe the approval process. Will it consist of the typical three phases of clinical trials, or is there an abbreviated approval process for delivery methods?

Disclosure regarding the approval process for the catheter delivery method has been revised in accordance with this comment.

Please see page 36 of the Amendment.

56.	Please revise to describe the nature of and material terms of your agreements with Catheter Disposable Technologies.

The nature and material terms of the agreement have been revised in accordance with the suggestion in this comment.

Please see page 36 of the Amendment.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

No-Option Heart Patients, page 36

57.	We note you believe that the market for no-option heart patients in the U.S. is “significant every year.” Please quantify the market size.

We have quantified the market size.

Please see page 37 of the Amendment.

58.	We note you plan to market your product to payors by emphasizing cost savings and profitability. This implies that your product will be less expensive than competing products. Please disclose in your filing the basis for this assertion.

We have revised the disclosure to be responsive to this comment. However, if the drug works as expected, there would be no need for ongoing and costly more traditional procedures such as angiograms. We are unable to quantify the saving because we do not yet have a reasonable estimate of the price of a dosage of Cardio Vasco-Grow™ or the cost of the delivery procedures.

Please see page 38 of the Amendment.

Diffused Coronary Heart Disease, page 37

59.	Your belief that a majority of the 12,900,000 patients with coronary heart disease also suffer from blockages of the smaller coronary vessels assumes that the only reason patients with coronary heart disease do not have open-heart by-pass surgery or a balloon angioplasty procedure is because they suffer from blockages of the smaller coronary vessels. Please revise to provide the basis for this assumption.

We have revised this disclosure in accordance with this comment.

Please see pages 38-39 of the Amendment.

Peripheral Vascular Disease, page 37

60.	In instances where you have cited to studies performed by others, please revise to indicate who performed these studies.

The disclosure has been revised to be responsive to this comment.

Please see page 39 of the Amendment.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

Manufacturing, page 38

61.	If you are now aware of any issues with Phage’s manufacturing facility that would likely need to be corrected before commercial manufacture could begin, please discuss. A risk factor would also likely be appropriate if you know of any such issues.

We are not aware of any issues with Phase’s facility of the nature suggested by this comment.

Research and Development, page 38

62.	With the exception of the first and last paragraphs, this discussion is duplicative with the information presented in the first paragraph of page 35 and on pages 36-38. Please consolidate these discussions so that all information about your R&D projects is presented in one succinct discussion.

The disclosure has been revised to conform to this comment.

Please see page 40-41 of the Amendment.

63.	In the “Nerve Injury and Regeneration” paragraph, you state that “Cardio Vascu-Grow has also been documented to promote the healing and growth of nerve cells.” Please briefly describe the studies on which this statement is based. If the studies did not involve human subjects, state what the subjects were. We may have further comments.

This disclosure has been revised in accordance with this comment.

Please see page 41 of the Amendment.

Patents and Proprietary Technology, page 40

64.	Please explain how you and Phage came to each own an undivided and half ownership interest in the patents necessary to develop and commercialize Cardio Vascu-Grow. For example, did you and Phage share the costs involved in obtaining the patent?

An explanation of the joint ownership arrangement has been included.

Please see page 42 of the Amendment.

65.	Please clarify what “technical development services” include.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

This disclosure has been revised in accordance with this comment.

Please see page 42 of the Amendment.

66.	Your payment arrangement with Phage is unclear. Based on your disclosure, it appears that you choose to pay Phage either 10% or 6% of the net sales price. If that is correct, discuss the circumstances under which you would elect to pay the 10%.

This disclosure has been enhanced pursuant to this comment.

Please see page 42 of the Amendment.

67.	Please disclose when the expiration of “the last to expire of the applicable patent rights” currently is scheduled to occur. It appears from the “Intellectual Property Rights” that it is 2021.

The expiration date has been disclosed in accordance with the suggestion in this comment.

Please see page 42 of the Amendment.

68.	Please disclose the termination provisions of the ownership and license agreement.

As disclosed, there is no specific termination provision other than the expiration of the last to expire of the patent rights.

Please see page 42 of the Amendment.

Employees	and Other Personnel, page 43

69.	We note you have five employee, three of whom are full-time. However, in the risk factor on page 8 entitled “Our principal executive officers, including our Chief Executive Officer . . .,” you identify three employees who are part-time. Thus, it would appear that a maximum of two employees could be full-time. Please reconcile.

This disclosure has been revised consistent with this comment.

Please see page 45 of the Amendment.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

Related Party Transactions. page 51

70.	Please state whether each transaction described in this section was on terms as favorable as could have been obtained through unrelated parties

The disclosure has been revised consistent with this comment.

Please see page 53 of the Amendment.

71.	We note your statement that you entered into transactions with each of the entities listed, which are affiliated with your CEO. Please revise to describe the nature of the transactions into which you entered.

The disclosure has been revised in accordance with this comment.

Please see page 53 of the Amendment.

72.	Please disclose whether you have a written agreement governing your sharing of expenses with Phage. If you do, please tell us which agreement it is and confirm that it is filed as an exhibit. If it has not been filed, please file it. Additionally, revise the discussion of this agreement to provide a more thorough discussion of how expenses are allocated.

The disclosure has been revised in accordance with this comment.

Please see page 53 of the Amendment.

73.	Please describe the types of operating expenses that Phage shared with you.

There is no written agreement between Phage and us for the administrative support provided by Phage to us. These transactions are in accordance with reciprocal policies approved by each company’s board of directors.

Please see page 53 of the Amendment.

74.	Please disclose in this section how KBDC, with whom you have the Asia Distribution Agreement, is related to your company. We note from page 46 that Mr. Baik, a future director, is the CEO of KBDC.

The disclosure has been revised in accordance with this comment.

Please see page 55 of the Amendment.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

75.	It appears you have not filed any agreements with C.K. Capital International/C&K Capital Corporation, GHL, the consulting agreements with Dr. Stegmann and Dr. Premier, or the service agreement with the company controlled by Sergiy Buryak. Please file these agreements as exhibits with your next amendment, and discuss in the body of the filing any material terms that are not already disclosed.

There have never been written agreements with these parties for consulting other than the agreement with the company controlled by Mr. Buryak. That agreement is filed with this Amendment.

76.	Please identify the company controlled by Sergiy Buryak.

The disclosure has been revised in accordance with this comment.

Please see page 55 of the Amendment.

77.	We note that some of the arrangements with related parties involved consulting services. Please revise to describe the nature of the consulting services.

The disclosure has been revised consistent with this comment.

Please see page 55 of the Amendment.

Principal Stockholders, page 54

78.	Please identify the natural persons who are the beneficial owners of the shares held by the control group.

The disclosure has been revised in accordance with this comment.

Please see footnote 11 on page 57 of the Amendment.

79.	Disclose whether the percentage of shares held after the offering contemplates conversion of the convertible notes.

The disclosure has been revised in accordance with this comment.

Please see the first asterisk under the table on page 56 of the Amendment.

Underwriting, page 60

80.	Tell us whether any of the lead underwriters or any other broker-dealers who may participate in the syndicate will make offers or sales electronically. If so, tell us the procedures they will use in their selling efforts and how

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

The Registrant has been advised by First Dunbar Securities that neither it nor any of its affiliates intends to offer shares of the Registrant’s common stock electronically.

81.	Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so; tell us who the party is and the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.

Neither the Registrant nor any of the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the Internet. The Registrant will promptly supplement this response with information, if any, relating to any third-party arrangements that any of the other underwriters have or are putting into place in connection with (i) hosting or accessing the preliminary prospectus on the Internet or (ii) Internet road shows, as such information becomes available.

82.	Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

The Registrant has been advised by First Dunbar Securities that neither it nor any of its affiliates intend to use any means of distributing or delivering the prospectus other than by hand or postal mail. Prospectus delivery requirements will be satisfied by paper delivery of a prospectus.

83.	We note you intend to include a directed share offering as part of your public offering. Please advise us as to the procedures you will follow and how your directed share offering will be in compliance with Section 5 of the Securities Act of 1933 and Rule 134 of the Act. Also provide us with all material you will provide to the participants in the directed share offering prior to its use. We may have further comment.

The Registrant has decided that it will not be doing a directed share offering. All references to the directed share offering throughout the prospectus have been deleted.

84.	We note that you plan to sell warrants “to the representatives of the underwriters or its designees.” To the extent you know who the designees are, please identify them.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

The underwriters have informed the Registrant that the warrants will be issued only to First Dunbar Securities.

85.	Additionally, it appears that you have an agreement with the underwriters to sell them these warrants. Please provide us with your analysis explaining why you believe it is appropriate to register the issuance of these warrants. As you have agreed to sell them to the representative of the underwriters or its designees, it appears to us that the offer was begun privately and should be completed privately. If that is the case, then we will permit you to register the resale of the warrants and the resale of the underlying common shares but not the primary issuance.

We believe that it has traditionally been common practice to provide for registration of securities issued as underwriting compensation as part of the public offering of securities. We are aware of several recent initial public offerings of equity securities in which the underwriters’ compensation was registered under the 1933 Act as part of the Registration Statement on Form S-1, including Nephros, Inc. (SEC Registration No. 333-116162, effective date September 21, 2004) and Great Wall Acquisition Corp. (SEC Registration No. 333-110906, effective date March 17, 2004). There currently is no agreement to sell the warrants to the underwriters. We do not currently have a signed Underwriting Agreement in place and Section 2(3) of the 1933 Act specifically excludes preliminary negotiations and agreements with underwriters from being an offer or sale. In addition, since any warrants to be issued to the underwriters will not be exercisable for six months after issuance, the warrant shares will not be privately offered at the time of issuance of the warrants. Thus, we believe that the registration of the underwriters’ warrants and underlying shares under the 1933 Act is appropriate.

86.	Please provide the information required by Item 508(b) of Regulation S-K with respect to C.K. Cooper & Registrant and First Dunbar Securities, as applicable.

C.K. Cooper & Co. will not be participating in the offering as an underwriter. No information with respect to First Dunbar Securities is required to be disclosed pursuant to Item 508(b) of Regulation S-K. First Dunbar Securities was founded in 1986 and registered as a broker-dealer in 1986.

87.	Please provide us an analysis as to the applicability of NASD Rule of Conduct 2720 and how First Dunbar and C.K. Cooper satisfy this rule.

Because C.K. Cooper & Co. will not be participating in the offering, NASD Conduct Rule 2720 does not apply to this offering.

Experts, page 63

88.	Please ensure that the periods presented in the Experts section correspond with those noted in the Report of Independent Registered Public Accounting Firm.

We have revised the periods presented in the “Experts” section of the prospectus, to correspond to the periods noted in the Report of Independent Registered Public Accounting Firm.

Please see page 65 of the Amendment.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

Auditors’ Report

89.	We note that the auditors’ report covers the period from inception through December 31, 2003. Please include a column on the financial statements for this time period.

We have included a column on the Statement of Operations and Statement of Cash Flows, for the period from Inception through December 31, 2003, in the financial statements included in the prospectus.

Please see pages F-4, F-6 and F-7 of the Amendment.

Financial	Statement

Statements of Stockholders’ Deficit, page F-15

90.	It does not appear appropriate that the December 31, 1998, 1999, and 2000 are labeled as unaudited, as the audit opinion states that the period from inception to December 31, 2003 was audited. Please advise or revise. In addition, please label all 2004 activity, as unaudited.

We have removed the label “unaudited” from 1998, 1999 and 2000. Also, we have labeled all 2004 activity as unaudited.

Please see page F-5 of the Amendment.

Note 2—Transactions and Contractual Relationships with affiliated Entities, page F-14

91.	Please tell us what consideration was given to consolidating CPI. Please address FIN 46 and any other specific authoritative literature used in arriving at your conclusions.

The Registrant made the strategic decision to maintain the focus of its management and capital on (1) expanding the Registrant’s products into the largest pharmaceutical consuming markets in the world, and (2) expanding the approved uses and delivery methods of the product in the largest pharmaceutical consuming markets in the world. Additionally, the Registrant made the strategic decision to allow other companies to expend the management time and capital to expand the distribution of its products into the less

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

profitable markets in the world. To facilitate these strategic decisions, the Registrant entered into distribution agreements with KBDC and CPI.

The Registrant entered into an agreement with KBDC to distribute its future products in all of Korea, China and Taiwan and to pay for the regulatory approval process for these future products in Korea.

The Registrant then invested $5,000 in exchange for 45% of the common stock of CPI. The remaining 45% and 10% of CPI’s common stock are held by Phage and other unrelated investors, respectively. Registrant entered into a contract with CPI, whereby CPI would be the exclusive distributor of the Registrant’s future products specifically included in the agreement in the territory. To date, the only future product specifically included in the agreement is CardioVascu-Grow ™. The territory for the Registrant’s future products is defined as the world except the following territories: (i) the United States and Canada; (ii) Europe, as defined as the Ural Mountains west including Iceland, excluding Turkey and Cyprus; and (iii) Japan ; (iv) the Republic of Korea; and (v) The Republic of China and Taiwan. The Registrant reserved the right at any time to exclude from this Agreement products which cannot be, or have not been, adequately promoted by distributor, and manufacturer may accept orders or not, at its sole discretion and option. Additionally, no order shall be considered binding on the Registrant until accepted and acknowledged in writing by the Registrant on its standard acknowledgment of order form. At this time, CPI is dormant and the Registrant’s investment in CPI and CPI’s assets are not material to Registrant.

CPI’s business plan is that CPI needs to raise the capital necessary to finance its start-up, infrastructure, development, and operations from sources other than CardioVascular BioTherapeutics and Phage. The Registrant will only allow CPI to distribute the Registrant’s future products if CPI is properly capitalized on its own and has the administrative processes in place to be successful. The Registrant has neither obligation nor intent to fund any part of the capital necessary to build the organization of CPI to the point it can meet this criteria. To the contrary, the Registrant participated in the formation of CPI in order to not participate in the expenditure of management time and capital on development and distribution of the Company’s future products into the less profitable markets in the world.

FIN 46R par 5, defines an entity that will be subject to consolidation if the following conditions in exist.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

(a)	The total equity investment at risk in not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

(b)	As a group, the holders of the equity investment at risk lack controlling financial interest.

(c)	The equity investors as group also are considered to lack characteristics of voting rights proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity or both.

The Registrant believes that CPI is not subject to consolidation as the total equity investment at risk is sufficient to finance CPI’s activity as CPI is dormant. Currently, CPI has no activity and will not begin operations until CPI is self sustaining, as described above. Furthermore, as a group, the holders of the equity investment do not lack controlling financial interest and are not considered to lack voting rights proportional to their obligations to absorb the expected losses of CPI or their rights to receive the expected residual returns.

FIN 46R para 9, states that an entity’s equity investment at risk of less than 10% of the entity’s total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. Registrant’s investment of $5,000 accounts for 45% of total assets.

Additionally, Registrant is not entitled to receive a majority of the residual returns as defined in FASB Concepts Statement No. 7. The distribution agreement calls for a pricing mechanism to pay for a Cardio Product purchased. Registrant would participate in any residual returns based on its pro rata equity ownership of the company.

Registrant believes it has complied with the disclosure provisions of FIN 46(R). See Note 2 to the financial statements.

Accordingly, the Registrant does not believe the consolidation of CPI into CardioVascular BioTherapeutics would be appropriate.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

Shared Expenses

92.	Please expand your disclosure to identify which operating expenses are shared and what “appropriate cost drivers” are used in management’s allocation. Please address Staff Accounting Bulletin I:B in your amended disclosure.

We have expanded our disclosure in the footnotes on the shared operating expenses, which includes administrative support, as indicated on footnote 2 of the financial statements.

Please see page F-10 of the Amendment.

Note 3—Summary of Significant Accounting Policies, page F-10

Research and Development

93.	Please increase your disclosure of your accounting policy for research and development costs to include the accounting policies for internal research and development expenditures and research and development services for which you have contracted. Such policy should specifically address the expense recognition of prepaid clinical trial expense. Supplementally tell us your accounting basis for deferring clinical trial expenses. Disclose the types of costs included in research and development. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII—Industry Specific Issues—Accounting and Disclosure by Companies Engaged; in Research abed Development Activities. You can find it at the following website address:http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

We have expanded our disclosure on research and development, as indicated on footnote 3 of the financial statements. We have no deferred clinical trial expenses. All research and development costs, whether internal or contracted for, are expensed as incurred.

Please see page F-13 of the Amendment.

Note 6—Due to Affiliates, page F-16

94.	Please disclose how this balances is generated and to what affiliates it is due.

We have expanded the table under footnote 6 of the financial statements, Due to Affiliates, to include the balances due to each affiliate, including a description of the balance due.

Please see page F-18 of the Amendment.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

Note 7—Convertible Notes Payable, Page F-17

95.	On page F-17 you state that no convertible notes issued were issued with beneficial conversion features. Please provide the following disclosures for the convertible notes payable issuances in 2003 and 20 04 (including the issuances discussed in Note 12):

•	A discussion of the significant factors, assumptions, and methodologies used in determining the fair value of the common stock.
•	The valuation alternative you selected and why you chose not to obtain contemporaneous valuations by valuation specialists at the date of issuance.
•	Provide additional disclosure regarding the issuances dates of each series.

We have updated the disclosure of the beneficial conversion on footnote 7 of the financial statements.

Please see pages F-19 of the Amendment.

96.	Please disclose the aggregate maturities of the convertible notes payable in accordance with SFAS No. 47.

We have disclosed the future maturities of the convertible notes payable on footnote 7 of the financial statements.

Please see pages F-19 and F-20 of the Amendment.

Note 8—Stockholders’ Deficit, page F-19

97.	Please tell us why an expected life of .25 to .75 years used in the Black-Scholes calculation to determine the fair value of stock options granted in the periods presented is reasonable. Consider additional disclosure in the filing.

We have expanded our disclosure in footnote 8 of the financial statements, to include the expected life used in the Black Scholes calculation method.

Please see page F-23 of the Amendment.

98.	Please provide the required warrant disclosures per SFAS No. 123 paragraph 46- 48 (similar to the option activity and table presented). Also, disclose the Black-Scholes assumptions used to calculate the fair value of warrants issued in the periods presented.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

We have included the required warrant disclosure per SFAS 123, and the Black Scholes assumptions used, as indicated in footnote 8 of the financial statements.

Please see page F-24 of the Amendment.

Note 9—Related Party Transaction, Page F-21

99.	Please state the amounts of related party transitions on the face of the balance sheet and income statement in accordance with item 4-08(k) of Regulation S-X

We have included the related party transactions on the face of the balance sheets, statements of operations, and statements of cash flows, for the period from inception through September 30, 2004.

Please see page F-4, F-6 and F-7 of the Amendment.

Note 11—Commitments and Contingencies, page F-24

100.	We note on page 15 that you may have a contingent liability for a rescission of convertible notes. It appears additional disclosures of the loss contingency and potential amount is required pursuant to SFAS 5.

We have included a disclosure in footnote 11 of the financial statements, under the paragraph, “Securities Act Compliance.” This paragraph discloses the contingent liability for a rescission of the convertible notes payable.

Please see page F-29-30 of the Amendment.

Service Agreements, page F-25

101.	It appears that you have not filed the 12/14/00 agreement that is discussed in the second paragraph of this section and 2001 agreement that is discussed in the fourth paragraph as exhibits nor disclosed the material terms or these agreements in the body of your filings. Please file these agreements as exhibits or explain why you believe you are not required to do so.

The agreement was with an unrelated party for a service that was performed in the ordinary course in 2001 and 2002. The agreement has expired. It was not a material contract and has not been filed as an exhibit. We have deleted reference to it in footnote 11.

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

Item 15. Recent Sales of Unregistered Securities, page II-2

102.	We note you state when the three sales were completed. Please also state when these offerings began.

The disclosure has been revised in accordance with this comment.

Please see pages II-2 and II-3 of Part II of the Amendment.

Item 16. Exhibits and Financial Statement Schedules, page II-3

103.	It appears that although the body of your filing mentions all of the agreements filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K, the material terms of several of these agreements are not disclosed. Please ensure that your amended filing discloses all such material terms. These discussions should include, as applicable:

•	products/services to be provided and/or received under the agreement;
•	payment provisions, including quantifying payments to date, aggregate potential milestone payments, and future annual payments;
•	the existence of royalty provisions, and the amount of any minimum royalty payments;
•	the existence of revenue sharing agreements;
•	sublicensing rights;
•	duration of the agreement;
•	termination provisions, including consequences of early termination; and
•	all other material rights and obligations of the parties to the agreement.

In your response letter, please tell us the page numbers where these descriptions are located.

The material terms of each material contract have been included in this revision.

Please see response to comment 51 for the locations of the added disclosure.

Exhibit 5.1: Legal Opinion

104.	Please revise the legal opinion to state the jurisdiction(s) to which counsel’s opinion pertains.

The legal opinion has been revised pursuant to this comment.

We believe that this letter and the accompanying Amendment No. 1 are fully responsive to the Staff’s comments. We look forward to your prompt review of the Amendment. Our client would like to go effective prior to the Christmas Holidays, and, if it would expedite your process, we would be happy to take comments by telephone. Please feel free to contact the undersigned at 213-687-6778 (ddecker@lordbissell.com) or Kristine Lefebvre at 213-687-6735 (klefebvre@lordbissell.com).

Sincerely,

[LETTERHEAD OF LORD, BISSELL & BROOK, LLP]

Securities and Exchange Commission

November 26, 2004

David R. Decker

cc:	Daniel C. Montano, CardioVascular BioTherapeutics, Inc.
Mickael A. Flaa, CardioVascular BioTherapeutics, Inc.
Kristine Lefebvre, Lord Bissell & Brook, LLP
Kenneth Koch, Esq., Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
Jeffrey Schultz, Esq., Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.